Exhibit 99.1

News Release

For Immediate Release

WEST FRASER TO SELL HINTON PULP IN ALBERTA;

ENTER INTO LONG-TERM FIBRE SUPPLY AGREEMENT

VANCOUVER, B.C., July 10, 2023 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) today announced an agreement to sell its unbleached softwood kraft pulp mill in Hinton, Alberta to Mondi Group plc (“Mondi”), a global leader in sustainable packaging and paper.

The transaction establishes a long-term partnership between the two companies in the region. Pursuant to the transaction, West Fraser will continue to supply fibre to the Hinton mill under long-term contract, via residuals from West Fraser’s Alberta sawmills. Mondi’s intention, subject to pre-engineering and permitting, is to invest €400 million in the expansion of the Hinton mill, primarily for a new 200,000 tonne per annum kraft paper machine, anticipated to be operational from the second half of 2027.

“This transaction creates a sustainable long-term future for the pulp mill, while maintaining the integrated fibre supply chain in place with West Fraser’s operations in the region,” said Ray Ferris, West Fraser’s President & CEO. “The relationship with Mondi puts the Hinton pulp mill in the hands of a global industry leader, with the vision and experience to maximize opportunities for local employees and the community. We look forward to a mutually beneficial long-term relationship with Mondi and our other stakeholders in Alberta.”

Mondi is an integrated packaging and paper company employing 22,000 people across 100 production sites in more than 30 countries. Mondi has a premium listing on the London Stock Exchange and a secondary listing on the Johannesburg Stock Exchange.

Commenting on the acquisition, Andrew King, Mondi Group CEO, said: “We are delighted to be making this investment in Canada and look forward to working with our Hinton colleagues, West Fraser as a long-term partner, and other local stakeholders towards improving the mill’s environmental footprint and securing its sustainable future.”

West Fraser expects to record a significant impairment loss in connection with the disposal of the Hinton pulp mill given the nominal proceeds. The estimated carrying value of the assets and liabilities being disposed of were $115 million and $111 million as of December 31, 2022 and March 31, 2023 respectively.

The transaction is anticipated to close following successful completion of customary regulatory reviews and satisfaction of customary conditions. West Fraser will provide a further update during its second quarter results conference call.

TD Securities Inc. is acting as exclusive financial advisor and McMillan LLP is acting as legal advisor to West Fraser.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

About Mondi

Mondi is a global leader in packaging and paper, contributing to a better world by making innovative solutions that are sustainable by design. Our business is integrated across the value chain – from managing forests and producing pulp, paper and films, to developing and manufacturing sustainable consumer and industrial packaging solutions using paper where possible, plastic when useful. Sustainability is at the centre of our strategy, with our ambitious commitments to 2030 focused on circular driven solutions, created by empowered people, taking action on climate.

In 2022, Mondi had revenues of €8.9 billion and underlying EBITDA of €1.8 billion from continuing operations, and employed 22,000 people worldwide across 100 production sites in more than 30 countries, with key operations located in Europe, North America and Africa. Mondi has a premium listing on the London Stock Exchange (MNDI), where the Group is a FTSE100 constituent, and also has a secondary listing on the JSE Limited (MNP). For more information, visit www.mondigroup.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws. These forward-looking statements include, among other things, the completion of the transaction and expected closing date, the continued supply of fibre, the investment amount and operational date of the Hinton expansion and our anticipated impairment loss. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions, and are subject to inherent risks and uncertainties including our ability to successfully complete regulatory reviews and satisfy closing conditions, our ability to supply and Mondi’s ability to consume fibre, the outcome of Mondi’s review of the pre-engineering and permitting and other matters related to the Hinton expansion and its ability to successfully complete the expansion and operate the expanded mill, and our assessment of the actual impairment loss.

Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2022, each dated February 14, 2023, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media:

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com